UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2005

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)		

4860 Cox Road, Suite 300	
Glen Allen, Virginia	**23060**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On November 21, 2005, Saxon Capital, Inc. ("Saxon") issued a press release announcing its participation in the 2005 Friedman, Billings, Ramsey Investor Conference on Tuesday, November 29, 2005 at 10:55 AM Eastern Time. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated November 21, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2005   **SAXON CAPITAL, INC.**

By: /s/Robert B. Eastep

————————————————————

Robert B. Eastep
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

99.1 Press Release dated November 21, 2005.

EXHIBIT 99.1

NEWS RELEASE



Contact:

Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Meagan L. Evans
Investor Relations Analyst
804.935.5281
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. to Present at the 2005 Friedman, Billings, Ramsey Investor Conference

GLEN ALLEN, VA. (November 21, 2005) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), announced today that Michael L. Sawyer, Chief Executive Officer of Saxon will be presenting at the 2005 Friedman, Billings Ramsey Investor Conference on November 29, 2005 at 10:55AM Eastern Time. The presentation will discuss Saxon's performance through the Third Quarter of 2005.

The presentation will be webcast through Saxon's website: www.saxoncapitalinc.com. Please select "Corporate", then "Investor Relations" to access the link. The webcast will be available through December 30, 2005.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages, and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiaries, Saxon Mortgage, Inc., and America's MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans throughout the United States through its network of brokers, correspondents, and retail branches. As of September 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of November 21, 2005. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.